SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

ITEX Corporation
(Name of Subject Company)

ITEX Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

465647204
(CUSIP Number of Class of Securities)

Steven White
Chairman of the Board and
Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, WA 98008
(425) 463-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Stephen Tollefsen Tollefsen Business Law P.C. 2707 Colby Ave., Ste. 1116 Everett, WA 98201 (425) 353-8883

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

     The purpose of this amendment is to amend and supplement the information contained in Item 4 and Item 8 and add additional exhibits to Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ITEX Corporation on January 11, 2008 and subsequently amended (collectively, the “Statement”), and to revise the Exhibit Index accordingly.

Item 4.	The Solicitation or Recommendation

 The last two paragraphs of the section entitled “Background of the Offer”, which appear on pages 11 and 12 of the Statement as originally filed, are hereby amended to read in its entirety as follows (new text is underlined):

On January 9, 2008, directors Eric Best and Steven White participated in the scheduled phone conference with Sardar Biglari, Western Sizzlin’s Chairman, and Philip L. Cooley, Vice Chairman of the Board. Messrs. Best and White reiterated the Boards concerns regarding the illiquidity of Western Sizzlin shares, its recent spike in share price, its strategic vision, and its financial profile, including declining revenues. In addition, Messrs. Best and White believed the valuation and terms were too low and too risky for ITEX to recommend. They stated they saw no benefit in sending ITEX cash flows to a holding company that may or may not invest back into its core business. Mr. Biglari reiterated his belief that the Offer was a good deal. He stated his intention that the management of ITEX not be changed to run ITEX as a subsidiary of a consolidated company. However, he underscored his view that if Mr. White was not going to support the Offer, Mr. White would not have a role with the Company.

On January 10, 2008, the ITEX Board met telephonically to review the terms and conditions of the Offer and other matters. After deliberation and discussions, the Board unanimously concluded that the Offer was inadequate and not in the best interests of ITEX or its shareholders and unanimously decided to recommend rejection of the Offer. The Board decided to retain a financial advisor to provide strategic advice and evaluate additional or alternative consideration offered shareholders, and authorized Mr. White to commence the process by meeting with representatives of various firms.

 The section entitled “Background of the Offer” is hereby amended and supplemented by the addition of the following new paragraphs:

On January 28, 2008, Western Sizzlin issued a press release announcing the issuance of a letter from the Western Sizzlin CEO to ITEX shareholders.

On February 1, 2008, Western Sizzlin issued a press release announcing the extension of the expiration date of the Offer until February 28, 2008. In the same release, Western Sizzlin stated that ITEX shareholders had agreed to tender approximately 704,279 shares pursuant to the Offer as of the close of business on January 31, 2008.

On February 5, 2008, the ITEX Board held a meeting in which legal counsel and a member of management participated at the Board’s request.  At this meeting, the Board received updated information regarding various matters relating to the Offer.

On February 7, 2008, Western Sizzlin updated its request for the use of ITEX’s stockholder list and security position listings for the purpose of disseminating the Offer, and for certain other information. On February 7, 2008, ITEX transmitted updated stockholder list and security position listings to Western Sizzlin.

On February 14, 2008, ITEX issued a letter to shareholders from Mr. White, which commented on recent ITEX developments and the Western Sizzlin tender offer.

Item 8.	Additional Information

On February 13, 2008, the bylaws of ITEX Corporation were amended to (1) require that a stockholder who intends to make a nomination for director or propose business to be brought before an annual meeting of shareholders must first give notice to the Company (the “advance notice bylaw”), (2) provide that special meetings of the shareholders may only be called by the Chairman of the Board, or the CEO, or at the request of a majority of the Board of Directors, (3) provide that shareholders may only take action at a duly called annual or special meeting of shareholders, and may not take action by written consent without a meeting, (4) modify the number of directors by reducing the range from 3 to 5, from a previous range of 3 to 9, and (5) remove a section that provided that directors may be removed by other directors for cause.

The advance notice bylaw and other bylaw changes permit orderly meetings and election contests, provide fair warning to the Company so that it may have sufficient time to respond to shareholder nominations, permit adequate time for the Board of Directors to review the qualifications of any nominee for the Board and the merits of any matter to be proposed for consideration by shareholders, and give all shareholders the opportunity to discuss a proposed action at a meeting. These provisions may also have the effect of delaying changes in control or management.

The Amended and Restated Bylaws of the Company are filed as Exhibit (e)(6) to this Statement and are incorporated herein by reference. The foregoing description of the bylaw amendments is qualified in its entirety by reference to the discussion in Item 5.03 of our Current Report on Form 8-K filed on February 14, 2008, and the Amended and Restated Bylaws filed as Exhibit 3.2 thereto.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(4)	Press release issued by ITEX on February 7, 2008
(a)(5)	Letter from Chairman dated February 14, 2008 (incorporated by reference to our Current Report on Form 8-K, as filed on February 14, 2008)
(a)(6)	Investor presentation entitled an “ITEX Snapshot” (incorporated by reference to our Current Report on Form 8-K, as filed on October 10, 2007)
(e)(6)	Amended and Restated Bylaws of ITEX Corporation (incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K, as filed on February 14, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITEX Corporation

	By:	/s/ Steven White
Date: February 14, 2008		Steven White
Chairman of the Board
Chief Executive Officer

ITEX CORPORATION CONTINUES EXPANSION IN CHICAGO MARKET

Successful Ala Carte Entertainment Restaurant Chain is Latest Addition

Bellevue, WA - February 7, 2008 - ITEX Corporation (OTCBB: ITEX), The Membership Trading CommunitySM, a leading marketplace for cashless business transactions in North America, is rapidly expanding in the Chicago market, having registered the prestigious Ala Carte group of 23 restaurants as well as retaining Karen Kelly to lead ITEX’s efforts to add hospitality companies to the Trading Community.

Ala Carte Entertainment, www.aceplaces.com, was founded by Freddie Hoffman more than 30 years ago and has introduced an eclectic variety of unique restaurants and night life hot spots to the Chicago area.  Most of its locations offer catering and private party spaces; for example, Moretti’s Ristorante and Pizzeria’s four locations feature “casual catering” party platters to-go for any home or office party.

ITEX’s relationship with Ala Carte Entertainment gives ITEX a boost as it expands its offerings in the Chicago area. In addition, a new Team member has been added, Karen Kelly, a graduate of Levy University in Chicago with majors in hospitality and business. She has 15 years experience in the hospitality industry. Karen is leading the ITEX expansion in the states of Illinois, Indiana and Wisconsin, attracting quality hospitality companies to the ITEX Trading Community.

“Ala Carte Entertainment,” said John McKendrick, Ala Carte Controller, “is planning to conduct more than $200,000 in annual transactions with ITEX members through its Chicago area restaurant brands, which include Excalibur, Sam Houston’s Char House, Famous Freddie’s, Fin McCool’s, Lion Head Pub, Chandler’s Chophouse and Moretti’s Ristorante and Pizzeria.”

“We are very pleased to have Ala Carte Entertainment, one of the Chicago area’s premier dining organizations, as our newest member,” said Steven White, Chairman and CEO of ITEX. “The company’s entrepreneurial management team understands the benefits of having small business patrons frequenting their restaurants and utilizing the ITEX dollars received for a variety of local services such as advertising and printing.”

“Karen Kelly is providing additional value for us as she focuses member recruitment on hospitality companies - a high demand request from our trading members. We are really gaining traction in our Chicago office, registering some great businesses and energizing our local trading community,” said White.

About ITEX

ITEX, The Membership Trading CommunitySM, is a thriving community of member businesses buying and selling more than $270 million a year in ITEX dollar transactions. Member businesses increase sales through an exclusive distribution channel managed by franchisees, licensees and corporate-owned locations, by utilizing ITEX dollars to exchange goods and services. ITEX is powered by ITEX Payment Systems, the leading payment technology platform for processing cashless business transactions. ITEX is headquartered in Bellevue, Washington.

About Ala Cart
For more than 30 years, Ala Carte Entertainment has brought an eclectic variety of unique restaurants to Chicagoland. Most ACE (Ala Carte Entertainment) locations offer catering and private party spaces, with packages to fit any budget. Moretti’s locations feature “casual catering,” party platters to-go for any home or office party. Visit www.aceplaces.com to learn more.

Contact:
Alan Zimmelman
ITEX Corporation
425.463.4017
alan@itex.com

This press release contains forward-looking statements that involve risks and uncertainties concerning our expected performance (as described without limitation in the quotations from current management in this release) and comments within the safe harbor provisions established under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of our future performance. We believe that these potential risks and uncertainties include, without limitation: the continuing development of successful marketing strategies for our concepts; our ability to increase revenues and sustain profitability; the availability of adequate working capital; our dependence both on key personnel and our franchise network; and the effect of changes in the overall economy and in technology. Statements in this release should be evaluated in light of these factors. These risk factors and other important factors that could affect our business and financial results are discussed in our periodic reports and filings with the Securities and Exchange Commission, including our Forms 10-KSB and Forms 10-QSB, which are available at www.sec.gov  including under the caption, “Management's Discussion and Analysis of Financial Condition and Results of Operations.” All information set forth in this release is as of February 7, 2008, and ITEX undertakes no duty to update this information.

For more information, please visit www.itex.com